Exhibit 99.2

Annual General Meeting of Itamar Medical

Date: May 29, 2019

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

Agenda Item	For	Against	Abstain
1. To reelect the following directors Until the next annual general meeting of the Company;			
1.1 Mr. Giora Yaron	☐	☐	☐
1.2 Mr. Martin Gerstel	☐	☐	☐
1.3 Mr. Ilan Biran	☐	☐	☐
1.4 Mr. Jonathan Kolber	☐	☐	☐
1.5 Mr. Sami Totah	☐	☐	☐
1.6 Mr. Christopher M. Cleary			
2. To reelect the following external directors for a period of 3 years starting June 17, 2019.			
2.1 Ms. Yaffa Krindel Sieradzki	☐	☐	☐
	Yes	**No**	
a. Are you a Controlling Shareholder* or have a Personal Interest* in the approval of resolution 2.1?	☐	☐	
	For	**Against**	**Abstain**
2.2 Ms. Zipora (Tzipi) Ozer-Armon	☐	☐	☐
	Yes	**No**	
a. Are you a Controlling Shareholder* or have a Personal Interest* in the approval of resolution 2.2?	☐	☐	
	For	**Against**	**Abstain**
3. To approve an amended Compensation Policy for Executive Officers and Directors;	☐	☐	☐
	Yes	**No**	
a. Are you a Controlling Shareholder* or have a Personal Interest* in the approval of resolution 3?	☐	☐	
	For	**Against**	**Abstain**
4. To approve grants of stock options to our non-employee directors;	☐	☐	☐
	Yes	**No**	
a. Are you a Controlling Shareholder* or have a Personal Interest* in the approval of resolution 4?	☐	☐	
	For	**Against**	**Abstain**
5. To approve a special bonus to Mr. Gilad Glick, our President and Chief Executive Officer;	☐	☐	☐
	Yes	**No**	
a. Are you a Controlling Shareholder* or have a Personal Interest* in the approval of resolution 5?	☐	☐	
	For	**Against**	**Abstain**
6. To approve the reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors, and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors' remuneration in accordance with the volume and nature of their services;	☐	☐	☐

* as defined under the Israeli Companies Law, 1999, as described in the Company's proxy statement. If you do not mark the relevant box, to confirm whether you are a Controlling Shareholder or have a Personal Interest, your vote will not be counted.

Authorized Signatures - This section must be completed for your instructions to be executed.

____________________ Please Sign Here   ________________ Please Date Above

____________________ Please Sign Here   ________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. →

Annual General Meeting of Itamar Medical to be held May 29, 2019 For Holders as of April 30, 2019

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received prior to 12:00 p.m. EST on May 24, 2019.

For additional information, please visit: Itamar-medical.com

PROXY TABULATOR FOR

ITAMAR MEDICAL
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2019 Mediant Communications Inc. All Rights Reserved

ITAMAR MEDICAL Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. EST on May 24, 2019) The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Itamar Medical registered in the name of the undersigned on the books of the Depositary as of the close of business on April 30, 2019 at the Annual General Meeting of the Shareholders of Itamar Medical to be held on May 29, 2019, at 1:00 p.m. local time, or at any adjournment or postponement thereof; NOTE: 1. Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. 2. Please sign exactly as your name or names appear on this proxy. When signing as executor, administrator, attorney, trustee, or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please signed in partnership name by authorized person. (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR ITAMAR MEDICAL P.O. Box 8016 CARY, NC 27512-9903